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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 001-12440

                                  ENERSIS S.A.
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F |X|                           Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes |_|                                  No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes |_|                                  No |X|

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes |_|                                  No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENERSIS S.A.


                                        By: /s/ Enrique Garcia
                                        ----------------------------------------

                                        Name:  Enrique Garcia
                                        Title: Chief Executive Officer

Date: April 28th, 2003
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                                INDEX OF EXHIBITS

Exhibit 01 - Material Fact Statement dated March 7th, 2003

Exhibit 02 - Material Fact Statement dated March 11th, 2003
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                                                                  [LOGO] ENERSIS

                                                         Santiago, March 7, 2003
                                                                Ger. Gen 43/2003

Mister
Alvaro Clarke
Superintendent of Securities and Insurance

                                                    Ref: MATERIAL FACT STATEMENT

Dear Sir,

In accordance with Articles 9 and 10, Point 2 of Law N(o) 18,045 and the contents of General Norm N(o) 30 issued by your Superintendency and under the powers conferred to me, I hereby inform you, as a material fact, that at the meeting held on March 7, 2003, the Board of Directors of Enersis S.A., with the unanimous approval of its members present in the Session, agreed to the following, :

1. The credits eligible to be capitalized in the capital increase that the Board of Directors has decided to propose to the Extraordinary General Meeting of Shareholders that will take place on March 31, 2003, are the following:

a) The current credits granted to Enersis S.A. by Elesur S.A. for UF 58,701,778.99 and

b) The current debt corresponding to the issue of local bonds B1 and B2 for UF 5,874,406.15 in accordance with the contract on the issue of bonds, registered in the public deeds dated June 14 and August 39, 2001, issued by Notary Public Humberto Quezada in Santiago.

2. To place at the disposal of the shareholders the report from the experts on the obligations mentioned above, report that will be submitted for approval at the Extraordinary General Meeting of Shareholders already mentioned. The shareholders will be able to examine this report in the Company's offices on Santa Rosa 76, Floor 15, from Monday to Friday between 11:00 hours and 13:00 hours.

Yours sincerely,


                                Enrique Garcia A.
                             Chief Executive Officer

c.c..: Santiago Stock Exchange
       Electronic Stock Exchange of Chile
       Brokers Exchange of Valparaiso
       Risk Rating Commission

                                                                  [LOGO] ENERSIS

                                                        Santiago, March 11, 2003
                                                                Ger. Gen 49/2003

Mister
Alvaro Clarke
Superintendent of Securities and Insurance
Teatinos 120

                                                    Ref: MATERIAL FACT STATEMENT

Dear Sir,

In accordance with Articles 9 and 10, Point 2 of Law N(0) 18,045 and the contents of General Norm N(0) 30 issued by your Superintendency and under the powers conferred to me by the Board of the Company at the meeting held on March11 of this year, I hereby inform you of the following, as a material fact:

      1. ENERSIS S.A. ("Enersis") and its subsidiary, Empresa Nacional de Electricidad S.A. (Endesa-Chile) have granted a mandate to initiate the syndication of two credits for approximately US$ 2.300 million after reaching an agreement with the four lead banks. BBVA S.A., Dresdner Kleinwort Wasserstein, Salomon Smith Barney Inc. and Santander Central Hispano Investment Securities have agreed with Enersis and Endesa Chile on the conditions to commence an operation to refinance their bank debts. The credit for Enersis is for approximately US$ 1.6 billion and that of Endesa Chile is for approximately US$ 0.7 billion. The group of four entities with a mandate represent approximately US$ 1.1 billion of the debt to be refinanced by the Group on a consolidated basis.

      2. The refinancing above referred falls within the Financial Strengthening Plan of these companies whose object is, amongst other considerations, to reduce the consolidated debt by approximately USD
            2.2 billion.

      3. The refinancing proposed has a new term up to 2008, with half-yearly amortizations commencing 30 months after the initiation of the operation. Furthermore, the clause that permitted to demand the accelerated repayment of the debt in the event of a deterioration of the rating granted by the credit risk rating agencies will be replaced by a selection of new financial covenants and commitments adapted to its business plan.

      4. It has also been stipulated that the new operation has specific additional security, within the Enersis Group, that will be compatible with the limits permitted by the contracts that cover the rest of the current debt of Enersis and of Endesa Chile.

      5. The terms of the operation have been agreed by the four banks mentioned as well as by the Boards of Directors of Enersis and Endesa Chile and will be submitted shortly to the rest of the banks for their consideration and approval.

     Yours sincerely,


                                Enrique Garcia A.
                             Chief Executive Officer

c.c..: Santiago Stock Exchange
       Electronic Stock Exchange of Chile
       Brokers Exchange of Valparaiso
       Risk Rating Commission